U.S. Securities and Exchange Commission
                             Washington, D.C. 20549

                                   Form 10-SB

  General form for registration of securities of small business issuers Under
          Section 12(b) or (g) of the Securities Exchange Act of 1934

                            Paramount Services Corp.
                 (Name of Small Business Issuer in its charter)

                                    Delaware
         (State or other jurisdiction of incorporation or organization)

                                   98-0204758
                      (I.R.S. Employer Identification No.)

               Suite 1650, Waterfront Centre, 200 Burrard Street,
                   Vancouver, British Columbia, Canada V6C 3L6
               (Address of principal executive offices) (Zip Code)

                                 (604) 689-3355
                           (Issuer's telephone number)

          Securities to be registered under Section 12(b) of the Act: _ Securities to be registered under Section 12(g) of the Act: _X

              Title of each class to be so registered: Common Stock Name of each exchange on which each class is to be registered:


                                    Amendment

To simplify the language in this Registration Statement, Paramount Services Corp. is referred to herein as "We," the "Company," or the "Corporation."

Item 1. Description of Business.
-------------------------------

Business Development.
We were incorporated as Internet International Communications Ltd. in the State of Delaware on December 18, 1997. On May 7, 1999, we changed our name to Paramount Services Corp.


On January 9, 1998, we entered into an agreement and plan of merger with Internetcom, Inc. ("Internetcom") for the purpose of changing the corporate domicile of Internetcom from the State of Colorado to the State of Delaware. Internetcom was incorporated on December 10, 1997 in the State of Colorado. Internetcom was merged into us, and we were the surviving company (the "Plan of Merger"). All outstanding shares of Internetcom were canceled pursuant to the Plan of Merger. We issued one share of our common stock to each shareholder of Internetcom's common stock providing for a total issuance of 5,175,456 shares of our common stock to Internetcom's former shareholders.

Internetcom had no business prior to their merger with us. Internetcom's initial plan of business was to acquire a company engaged in the business of providing corporate on-line information and products to medium sized corporation and government institutions. While substantial negotiations took place, the transaction never closed as the parties involved could not agree on the terms of the proposed transaction.

On the date of our merger with Internetcom, Bona Vista West Ltd. owned 100 shares of our common stock, accounting for all of our outstanding common stock. At the same time, Bona Vista West Ltd. owned 5,142,014 shares of Internetcom's common stock, accounting for 99% of the 5,175,456 outstanding shares of Internetcom's common stock. Accordingly, at the time of the aforementioned merger, we and Internetcom were subsidiaries of Bona Vista West Ltd. and under the common control of Andrew Meade, the sole officer, director, and shareholder of Bona Vista West Ltd.


On May 7, 1999, we did a reverse stock split of our common stock. In our reverse stock split, each of our shareholders exchanged every two issued shares of our common stock for one newly issued share of our common stock.

We have not been involved in any bankruptcy, receivership or similar proceeding. We have not been involved in any material reclassification, merger consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business.

Business of Issuer.
Other than issuing shares to our shareholders, we have not commenced any operational activities. Internetcom had not conducted any business prior to the Plan of Merger other than the raising of equity capital and issuance of shares of its common stock.


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

We can be defined as a "shell" company whose sole purpose at this time is to locate and consummate a merger or acquisition with an unidentified private entity (hereinafter referred to as the "business opportunity").

We have no obligation to file a registration statement pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"). We are registering a class of our securities on this Form 10-SB registration statement on a voluntary basis. We believe that by filing such Form 10-SB and being obligated to file reports subject to Section 13 of the Exchange Act, we can attract a business opportunity candidate. We believe a business opportunity will involve a transaction with a corporation not requiring cash or assets but which desires to establish both a public market for their common stock and the perceived advantages of status as an Exchange Act registered corporation. There is no assurance that our assumption is correct.

Competition.
We will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business opportunity. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies which may be desirable target candidates for us. These entities have significantly greater experience and financial resources, technical expertise and managerial capabilities.

We have no patents, trademarks, licenses, franchises, concessions, royalty agreements or labor contracts.

Government Regulation.
The proposed business activities described herein classify us as a "Blank Check" company. Many states have enacted statutes, rules and regulations limiting the sale of securities of "blank check" companies in their states. We do not intend to undertake any offering of our securities, either debt or equity, until such time as we have successfully implemented our business plan described herein.

Transferability of the shares of our common stock is very limited because a significant number of states have enacted regulations or "blue sky" laws restricting or, in many instances, prohibiting, the initial sale and subsequent resale of securities of "blank check" companies, such as ours, within that state. In addition, many states, while not specifically prohibiting or restricting securities of "blank check" companies, would not register our securities for sale or resale in their states. Because of these regulations, we currently have no plan to register any of our securities in any state. To ensure that state laws are not violated through the resale of our securities, we will refuse to register the transfer of any of our securities to residents of any state which prohibits such resale if no exemption is available for such resale. We do not anticipate that a secondary trading market for our securities will develop in any state until subsequent to consummation of a business opportunity, if at all.


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

Although we will be subject to regulation under the Exchange Act, we believe that we will not be subject to regulation under the Investment Company Act of 1940, as we will not be engaged in the business of investing or trading in securities.

Federal and state tax consequences will likely be major considerations in any business opportunity that we may undertake. Currently, such transactions may be structured so as to result in tax-free treatment to both parties to the transaction, pursuant to various federal and state tax provisions. We intend to structure any business opportunity so as to minimize the federal and state tax consequences to both ourselves and the target entity; however, there can be no assurance that a business opportunity will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes, which may have an adverse effect on both parties to the transaction.

Sections 13 and 15(d) of the Exchange Act require companies subject thereto to provide certain information about significant acquisitions, including certified financial statements for the company acquired, covering one, two or three years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target entities to prepare such statements may preclude our consummation of a business opportunity. Acquisition prospects that do not have or are unable to obtain the required audited financial statements may not be available for a business opportunity as long as the reporting requirements of the Exchange Act are applicable.


Market Research.
We have not conducted, nor have others made available to us, results of market research indicating that market demand exists for the transactions contemplated by us. Moreover, we do not have, and do not plan to have, and do not plan to establish, a marketing organization. Even in the event demand is identified for a business opportunity contemplated by us, there is no assurance that we will be successful in completing any such business opportunity.

Employees.
We currently have no full-time employees. We have no collective bargaining agreements or employment agreements in existence. Andrew Hromyk is our sole officer and director. Mr. Hromyk is involved in other full-time business activities. Mr. Hromyk participates in the running of the Company on a part-time basis as needed without compensation. We do not plan to make any change in the number of our employees in order to evaluate business opportunities. The need for employees and their availability will be addressed in connection with the decision whether or not to pursue a business opportunity.

Item 2. Plan of Operation.
--------------------------
We have never had operations. In the next twelve months, we plan to seek out business opportunity candidates. To date, we have undertaken no efforts to seek out a business opportunity for the Company. We believe that this plan of


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

operations will be conducted through the efforts of our current management and will not require any additional funds or personnel. We anticipate that business opportunities will be available to us through the contacts of our management. Other than through the contacts of our management, we do not have other plans to locate business opportunity candidates. We anticipate that the investigation of specific business opportunities and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will be done by our management or under their direction. Management will investigate, to the extent they believe reasonable, such potential business opportunities. Due to management's limited experience in business analysis, they may not discover or adequately evaluate adverse facts about the business opportunity to be acquired.

Since we will have no funds available to us in our search for business opportunities, we will not be able to expend significant funds on a complete investigation of a business opportunity. We anticipate that we will incur nominal expenses in the implementation of our business plan described herein. Because we have no capital with which to pay these expenses, our present management will pay any charges with their personal funds, as interest free demand loans without specific repayment terms to the Company. The only opportunity that we will have to repay these loans is from a prospective business opportunity. Our management has agreed that the repayment of any loans made on our behalf will not impede or be made conditional in any manner, to consummation of a proposed transaction.

Management, however, has no commitment to loan funds to the Company. Such loans will be made at the sole discretion of management. In the event management ceases to provide loans to the Company, we will be unable to continue our search for business opportunity candidates. The Company has not and does not plan to consider alternate sources of funding.


We have no particular business opportunity in mind and have not entered into any negotiations regarding any business opportunity. None of our management, affiliates or any promoters have engaged in any preliminary contact or discussions with any representative of any other company regarding the possibility of a business opportunity between us and such other company as of the date of this registration statement.

We will not restrict our search to any specific business, industry, or geographical location, and we may participate in a business opportunity of virtually any kind or nature. This discussion of the proposed business is purposefully general and is not meant to be restrictive of our virtually unlimited discretion to search for and enter into potential business opportunities. We anticipate that we may be able to participate in only one potential business opportunity because we have no assets and limited financial resources.


To date, we have not developed any criteria for the selection of business opportunities. We do not plan to develop specific criteria for the selection of business opportunities as this would have the effect of limiting the discretion of our management in selecting a business opportunity. We will be


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

relying on the judgment of our Board of Directors to ensure that a business opportunity is fair, reasonable and in the best interest of the Company.


We will seek to expand through business opportunities entailing risks which are not currently identified, and which you will not have a basis to evaluate. We may seek to expand our operations by acquiring companies in businesses that we believe will complement or enhance our company. We cannot assure you that we will be able to ultimately effect any acquisition, successfully integrate any acquired business in our operations or otherwise successfully develop our operations. We have not established any minimum criteria for any acquisition and our management may have complete discretion in determining the terms of any acquisition. Consequently, there is no basis for you to evaluate the specific merits or risks of any potential acquisition that we may undertake. We anticipate that our management will investigate, to the extent believed necessary, the business opportunity.

Due to general economic conditions, rapid technological advances being made in some industries and shortages of available capital, our management believes that there are numerous firms seeking the perceived benefits of a fully reporting public company. Such perceived benefits may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for incentive stock options or similar benefits to key employees, providing liquidity (subject to restrictions of applicable statutes) for all shareholders and other factors.

Potentially, available business opportunities may occur in many different industries and at various stages of development, all of which make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex. We do not have and will not have capital to provide the owners of business opportunities with any significant cash or other assets. However, we believe we can offer owners of acquisition candidates the opportunity to acquire a controlling ownership interest in a publicly registered company without incurring the cost and time required to become a fully reporting company. The owners of the business opportunities will, however, incur significant legal and accounting costs in connection with acquisition of a business opportunity, including the costs of preparing Form 8-Ks, 10-Ks or 10-KSBs, agreements and related reports and documents. The Exchange Act specifically requires that any merger or acquisition candidate comply with all applicable reporting requirements, which include providing audited financial statements to be included within the numerous filings relevant to complying with the Exchange Act. Nevertheless, our management has not conducted market research and is not aware of statistical data which would support the perceived benefits for the owners of a business opportunity.

We believe that there is a demand by non-public corporations for shell corporations that have a public distribution of securities, such as our Company. We believe that demand for shells has increased dramatically since the Securities and Exchange Commission imposed burdensome requirements on "blank check" companies pursuant to Regulation 419 of the Securities Act of 1933 (the "Act"). The foregoing regulation has substantially decreased the number of "blank check" offerings filed with the Commission and, as a result, has stimulated an increased demand for "shell" corporations. We have made the foregoing assumption, but there is no assurance that the same is accurate or correct and accordingly, no assurance can be made that we will be successful in locating a business opportunity.

Prior to making a decision to recommend a business opportunity, we plan to request that we be provided with written materials regarding the business opportunity containing such items as a description of products, services and company history; management resumes; financial information; available projections with related assumptions upon which they are based; evidence of existing patents, trademarks or services marks or rights thereto; present and proposed forms of compensation to management; a description of transactions between the prospective entity and its affiliates during relevant periods; a description of present and required facilities; an analysis of risk and competitive conditions; and, other information deemed relevant.

Upon the consummation of a transaction, we anticipate that our present management and shareholders will no longer be in control of the Company. In addition, our director may, as part of the terms of the business opportunity, resign and be replaced by new directors without a vote of our shareholders.

We do not plan to raise any capital at the present time, by private placement, public offerings, pursuant to Regulation S promulgated under the Act, as amended, or by any means whatsoever. Further, we have no plans, proposals, arrangements or understandings with respect to the sale or issuance of additional securities prior to the location of a business opportunity.

We anticipate that any securities issued in any such business opportunity would be issued in reliance upon exemptions from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of our transaction, we may agree to register all or a part of such securities immediately after the transaction is consummated or at specified times thereafter. If such registration occurs, of which there can be no assurance, it will be undertaken by the surviving entity after we have successfully consummated a business opportunity, and we are no longer considered a "shell" company. Until such time as this occurs, we will not attempt to register any additional securities. The issuance of a substantial amount of additional securities and their potential sale into any trading market which may develop for our securities, may have a depressive effect on the value of our securities in the future, if such a market develops, of which there is no assurance. The completion of any business opportunity may result in a significant issuance of shares and substantial dilution to our present stockholders.

We do not plan to make any changes in the number of our employees.


We are aware of the issues associated with the programming code in existing computer systems as the year 2000 approaches ("Y2K problem"). The Y2K problem is the result of computer programs being written using two digits rather that four to define the applicable year. As a result, computer programs that have time sensitive software may recognize a date using "00" to designate the year


                                     Page 7
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as 1900 rather than 2000. This could result in systems failure or miscalculation causing disruption of operations. We do not currently have any technology systems or business operations and, as such, do not directly face any Y2K compliance issues. We have not incurred any costs to address the Y2K problem and do not anticipate incurring any such expenses to achieve Y2K readiness, although there can be no assurance that such expenses will not be incurred.

We do not and may not know the Y2K readiness status of any potential business opportunities, but we believe that there will be no material adverse impact upon us if a business opportunity is not Y2K compliant. It is not possible to be certain that all aspects of the Y2K problem affecting us, including those related to the efforts of any future customers, suppliers, or other third parties, will be fully resolved. We have not made and do not plan to make any contingency plans for a situation where the Y2K problem affects our readiness.


Item 3. Description of Property.
--------------------------------
We have no material assets and, as such, we neither own nor lease any real or personal property. We currently operate out of space without charge located at Suite 1650, Waterfront Centre, 200 Burrard Street, Vancouver, British Columbia, Canada which is leased by a company controlled by our management. The leased space is a total of 2900 square feet of space, of which a small portion is used by us when needed. We believe that this space is sufficient at this time.

We have no preliminary agreements or understandings with respect to the office facility subsequent to the completion of a business opportunity. Upon closure of a business opportunity, we plan to relocate our office to that of the business opportunity candidate.

We have no policy with respect to investments in real estate or interests in real estate and no policy with respect to investments in real estate mortgages. Further, we have no policy with respect to investments in securities of or interests in persons primarily engaged in real estate activities.

We do not intend to have any materially important properties. We are not subject to any competitive conditions for property and currently have no property to insure.

Item 4. Security Ownership of Certain Beneficial Owners and Management.
-----------------------------------------------------------------------
As of May 18, 1999 there were 2,587,778 shares of our common stock, $0.0001 par value outstanding. The following tabulates holdings of shares of the Company by each person who, as of May 18, 1999, holds of record or is known by us to own beneficially more than 5.0% of our common shares and, in addition, by all of our directors and officers individually and as a group. Each named beneficial owner has sole voting and investment power with respect to the shares set forth opposite his name.

Security Ownership of Beneficial Owners(1)(3):


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Title of Class    Name & Address            Amount        Nature    Percent
Common Stock      Andrew Meade(2)           2,571,057     Direct    99.35%
                  P.O. Box 62
                  2001 Leeward Highway
                  Providenciales
                  Turks & Caicos Islands,   BWI


Security Ownership of Management(3):        none

(1) Pursuant to Rule 13-d-3 under the Securities Exchange Act of 1934, as amended, beneficial ownership of a security consists of sole or shared voting power (including the power to vote or direct the voting) and/or sole or shared investment power (including the power to dispose or direct the disposition) with respect to a security whether through a contract, arrangement, understanding, relationship or otherwise. Unless otherwise indicated, each person indicated above has sole power to vote, or dispose or direct the disposition of all shares beneficially owned, subject to applicable unity property laws.


(2) These shares are in the name of Bona Vista West Ltd. Bona Vista West Ltd. is a corporate body formed pursuant to the laws of the British West Indies. Andrew Meade is the sole officer, director and shareholder of Bona Vista West Ltd., through which he maintains beneficial ownership of these shares in the Company.


(3) This table is based upon information obtained from our stock records. Unless otherwise indicated in the footnotes to the above table and subject to community property laws where applicable, we believe that each shareholder named in the above table has sole or shared voting and investment power with respect to the shares indicated as beneficially owned.

Change of Control.
There are currently no arrangements, which would result in a change of control of the Company. A business opportunity involving the issuance of our common shares will, in all likelihood, result in shareholders of a private company obtaining a controlling interest in our Company. Any such business opportunity may require our existing shareholders to sell or transfer all or a portion of our common shares held by them. Members of our Board of Directors may also have to resign.


Item 5. Directors, Executive Officers, Promoters and Control Persons.
---------------------------------------------------------------------
Andrew Hromyk, 33 years of age, is our only director. Mr. Hromyk has served in this capacity with the Company since January 9, 1998 and his term expires at the next annual meeting declared by our Board of Directors when successors are elected and qualified. Mr. Hromyk is also our sole officer, holding the positions of President, Secretary and Treasurer since January 9, 1998, and his terms expire when successors are elected and qualified.


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

Mr. Hromyk has been an officer and director of Americlean, Inc. since March 1997. As President, Chief Executive Officer, Treasurer and Director, Mr. Hromyk has been instrumental in the formation and expansion of Americlean, Inc. He oversees the finances, strategic development and overall operations. Americlean, Inc. sells laundry and dry cleaning supplies and equipment to customers in North Carolina, South Carolina, Virginia, Tennessee, Georgia, and Florida.

Since July 1995, Mr. Hromyk has been the President and a director of American Western Canada Ltd., Americlean, Inc.'s predecessor. Since November 1993, Mr. Hromyk has been the President of Century Capital Management Ltd., a financial and business consulting firm located in Vancouver, British Columbia. From September 1995 through March 1996, Mr. Hromyk was the Vice President of Canadian Solvent Recovery Ltd.

In addition, Mr. Hromyk has held positions from time to time in various other private companies over the past five years. These companies have been engaged in a variety of industries including, telecommunications, software development, environmental remediation, natural resource exploration and entertainment. Some of Mr. Hromyk's positions were in holding companies, as well. In each of these companies, Mr. Hromyk has served as director and provided financial direction and strategic guidance. From 1984 through 1989, Mr. Hromyk studied Economics at the University of Hawaii and the University of British Columbia.


We currently have no significant employees and none are anticipated. There are no family relationships among our directors, executive officers, or nominees for such positions. Our director and executive officer, promoters or control persons have not been involved in any legal proceedings material to the evaluation of the ability or integrity of any of the aforementioned persons.

Item 6. Executive Compensation.
-------------------------------

Name           Position   Year Salary Bonus Other Stock Options L/TIP All Other
Andrew Hromyk, President  1999  0      0     0     0     0        0      0


Item 7. Certain Relationships and Related Transactions.
-------------------------------------------------------
Century Capital Management Ltd., a company controlled by our director, Andrew Hromyk, has made loan advancements in the amount of $6,310.00 to us. Such loans are without interest or stated terms of repayment. Other than the aforementioned, we have not entered into and do not intend to enter into any transactions with our management or any nominees for such positions. We have not entered into and do not intend to enter into any transactions with beneficial owners of the Company. We are a subsidiary of Bona Vista West Ltd. Since inception, we have not entered into any transactions with promoters.


Our management is involved in other business activities and may, in the future become involved in other business opportunities. If a specific business opportunity becomes available, our management may face a conflict in selecting


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

between the Company and their other business interests. We have not formulated a policy for the resolution of such conflicts.

Item 8. Legal Proceedings.
--------------------------
We are not a party to any pending legal proceeding. We are not aware of any contemplated legal proceeding by a governmental authority involving the Company.

Item 9. Market Price of and Dividends on the Registrant's Common Equity and
---------------------------------------------------------------------------
Other Shareholder Matters.
--------------------------
There is no established public trading market for our securities. None of the Company's Common stock is subject to outstanding options or warrants to purchase shares of the Company.

There are 2,571,057 restricted shares of our common stock held by Bona Vista West Ltd. which is controlled by Andrew Meade, an affiliate, and the remaining 16,721 shares of common stock held by non-affiliates. The restricted securities as defined under Rule 144 of the Securities Act may only be sold under the Rule or otherwise under an effective registration statement or an exemption from registration, if available. Rule 144 generally provides that a person who has satisfied a one year holding period for the restricted securities may sell, within any three month period subject to certain manner of resale provisions, an amount of restricted securities which does not exceed the greater of 1% of a company's outstanding common stock or the average weekly trading volume in such securities during the four calendar weeks prior to such sale. For all of the outstanding restricted common stock shares, the one year holding period has expired. A sale of shares by such security holders, whether under Rule 144 or otherwise, may have a depressing effect upon the price of our common stock in any market that might develop.

Under Rule 144, Directors, Executive Officers and persons or entities they control or who control them may sell shares of common stock in any three-month period in an amount limited to the greater of 1% of our outstanding shares of common stock or the average of the weekly trading volume in our common stock during the four calendar weeks preceding a sale. Sales under Rule 144 must also be made without violating the manner-of-sale provisions, notice requirements, and the availability of public information about us.

Blue Sky Considerations.
The laws of some states prohibit the resale of securities issued by blank check or shell corporations. We are considered a "blank check" or "shell" corporation for the purpose of state securities laws. Accordingly, it is possible that current shareholders may be unable to resell their securities in other states. Additionally, because each state has a series of exempt securities predicated upon the particular facts of each transaction, it is not possible to determine if a proposed transaction by an existing shareholder would violate the securities laws of any particular state. In the event an existing shareholder or broker/dealer resells our securities in a state where such resale is prohibited, we believe that the seller thereof may be liable criminally, or civilly under that particular state's laws. Existing shareholders should exercise caution in the resale of their shares of common stock in light of the foregoing.

Penny Stock Considerations.
Broker-dealer practices in connection with transactions in penny stocks are regulated by certain penny stock rules adopted by the Securities and Exchange Commission. Penny stocks generally are equity securities with a price of less than $5.00. Penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock, the broker-dealer make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction.

These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. Our shares will likely be subject to such penny stock rules and our shareholders will in all likelihood find it difficult to sell their securities.

No market exists for our securities and there is no assurance that a regular trading market will develop, or if developed will be sustained. A shareholder in all likelihood, therefore, will not be able to resell the securities referred to herein should he or she desire to do so. Furthermore, it is unlikely that a lending institution will accept our securities as pledged collateral for loans unless a regular trading market develops. There are no plans, proposals, arrangements or understandings with any person with regard to the development of a trading market in any of our securities.

As of the date of this registration, we had 293 holders of record of our Common Stock. We currently have one class of common stock outstanding and no preferred shares outstanding.

We have not paid any dividends since our inception. We have no restrictions that limit our ability to pay dividends, but we do not anticipate paying dividends in the near future.

Item 10. Recent Sales of Unregistered Securities.
-------------------------------------------------
On December 19, 1997, we issued 100 shares of our common stock to Bona Vista West Ltd. in exchange for $10.00. On January 9, 1998, Internetcom, Inc. ("Internetcom") was merged into the Company on the basis of one share of Internetcom for one share of our common stock. Pursuant to this Plan of Merger, 5,175,456 shares of our common stock were issued. The aforementioned transactions were made in reliance upon exemptions provided in Regulation D of the Securities Act of 1933, as amended.

We have never utilized an underwriter for an offering of our securities. Other than the securities mentioned above, we have not issued or sold any securities.


Item 11. Description of Securities.
-----------------------------------
Qualification.
The following statements constitute brief summaries of our Articles of Incorporation and Bylaws, as amended. Because this is a summary, it may not contain all information that is important to investors.

Common Stock.
Our Articles of Incorporation authorize it to issue up to 30,000,000 Common Shares, $0.0001 par value per common share. There are currently 2,587,778 shares of common stock outstanding.


Preferred Stock.
Our Articles of Incorporation authorize us to issue up to 5,000,000 preferred shares, $0.0001 par value per preferred share. There are currently no shares of preferred stock outstanding. Our Articles of Incorporation provide that the Board of Directors has the authority to divide the Preferred Stock into series and, within the limitations provided by the Delaware statutes, to fix by resolution the voting power, designations, preferences and relative participation, special rights and the qualifications, limitations or restrictions of the shares of any series so established.

The provisions of our Articles of Incorporation relating to preferred stock allow our directors to issue preferred stock with multiple votes per share and dividend rights which would have priority over any dividends paid with respect to our common stock. The issuance of preferred stock with such rights may make the removal of management difficult even if such removal would be considered beneficial to shareholders generally and will have the effect of limiting shareholder participation in certain transactions such as mergers or tender offers if such transactions are not favored by incumbent management.

Liquidation Rights.
Upon liquidation or dissolution, each outstanding common share will be entitled to share equally in our assets legally available for distribution to shareholders after the payment of all debts and other liabilities.

Dividend Rights.
There are no limitations or restrictions upon the rights of our Board of Directors to declare dividends, and we may pay dividends on our shares in cash, property, or our own shares, except when we are insolvent or when the payment thereof would render us insolvent subject to the provisions of the Delaware Statutes. We have not paid dividends to date, and it is not anticipated that any dividends will be paid in the foreseeable future.

Voting Rights.
Holders of our common shares are entitled to cast one vote for each share held at all shareholder meetings for all purposes.

Other Rights.
Our common shares are not redeemable, have no conversion rights and carry no preemptive or other rights to subscribe to or purchase additional common shares in the event of a subsequent offering.

There are no other material rights of the common or preferred shareholders not included herein. There is no provision in our charter or by-laws that would delay, defer or prevent a change in control of the Company.

We have not issued debt securities.

Item 12. Indemnification of Directors and Officers.
---------------------------------------------------
Our Articles of Incorporation provide that no director of the Corporation shall have liability to the Corporation or our stockholders or to any other security holders for monetary damages for breach of a fiduciary duty as a director; provided, however, that such provisions shall not eliminate or limit the liability of a director to the Corporation or to our shareholders or other security holders for monetary damages for: (i) any breach of the director's duty of loyalty to the Corporation or to our shareholders or other security holders;
(ii) acts or omissions of the director not in good faith or which involve intentional misconduct or a knowing violation of the law by such director; (iii) acts by such director as specified by the Delaware Corporation Law; or (iv) any transaction from which such director derived an improper personal benefit.

No officer or director shall be personally liable for any injury to any person or property arising out of a tort committed by an employee of the Corporation giving rise to the injury or unless such officer or director committed a criminal offense. The protection afforded in the preceding sentence shall not restrict other common law protections and rights that an officer or director may have.

At this time, no statute or provision of the by-laws, any contract or other arrangement provides for insurance or indemnification of a controlling person, director or officer of the Company which would affect his or her liability in that capacity.

Item 13.  Financial Statements
------------------------------
See Item 15(a) below.

Item 14. Changes in and Disagreements with Accountants.
-------------------------------------------------------
During the two most recent fiscal years, we have had no disagreement, resignation or dismissal of the principal independent accountant for the Company. Ernst & Young, LLP has audited our financial statements for the periods ending April 30, 1998 and 1999.

Signatures
----------

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            /s/ Andrew Hromyk
                                               ---------------------
                                            By:  Andrew Hromyk
                                            Title: President
                                            Date: 6/30/99

                         Item 15(a) Financial Statements
                         -------------------------------

                          REPORT OF INDEPENDENT AUDITOR



To the Director of
Paramount Services Corp.

We have audited the accompanying balance sheets of Paramount Services Corp. (formerly Internet International Communications Ltd.) (a development stage enterprise) as of April 30, 1999 and 1998 and the related statements of operations, stockholders' equity and cash flows for the year ended April 30, 1999 and for each of the periods from December 18, 1997 (date of incorporation) to April 30, 1998 and 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Paramount Services Corp. at April 30, 1999 and 1998, and the results of its operations and its cash flows for the year ended April 30, 1999 and for each of the periods from December 18, 1997 (date of incorporation) to April 30, 1998 and 1999, in conformity with accounting principles generally accepted in the United States.


Vancouver, Canada,                                   /s/ Ernst & Young LLP
May 21, 1999.                                        ------------------------
                                                     Chartered Accountants

Paramount Services Corp.
(A development stage enterprise)

                                 BALANCE SHEETS

As at April 30                                                          (expressed in U.S. dollars)

                                                                          1999               1998
                                                                            $                  $
-------------------------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current
Accrued liabilities                                                      3,500                  --
Due to related party [note 4]                                            6,310              1,310
------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                9,810              1,310
------------------------------------------------------------------------------------------------------------------

Stockholders' equity
Share capital [note 3]
   Common stock - $0.0001 par value
   30,000,000 authorized; 2,587,778 issued and outstanding                 259                259
   Preferred stock - $0.0001 par value
   5,000,000 authorized                                                      --                  --
Additional paid in capital                                               4,751              4,751
Deficit accumulated in the development stage                           (14,820)            (6,320)
------------------------------------------------------------------------------------------------------------------
                                                                        (9,810)            (1,310)
------------------------------------------------------------------------------------------------------------------
                                                                             --                  --
------------------------------------------------------------------------------------------------------------------

See accompanying notes

On behalf of the Board:


                                    Director

Paramount Services Corp.
(A development stage enterprise)

                            STATEMENTS OF OPERATIONS

                                                               (expressed in U.S. dollars)


                                                                      Period from        Period from
                                                                     December 18,       December 18,
                                                                     1997 (date of      1997 (date of
                                                   Year ended      incorporation) to  incorporation) to
                                                    April 30,          April 30,          April 30,
                                                      1999               1998               1999
                                                        $                  $                  $
-------------------------------------------------------------------------------------------------------------------
EXPENSES
Professional fees                                      8,500             6,320             14,820
-------------------------------------------------------------------------------------------------------------------
Loss for the period                                    8,500             6,320             14,820

Deficit, beginning of period                           6,320                --                 --
------------------------------------------------------------------------------------------------------------------
Deficit, end of period                                14,820             6,320             14,820
------------------------------------------------------------------------------------------------------------------

See accompanying notes

Paramount Services Corp.
(A development stage enterprise)

                                        STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                               (expressed in U.S. dollars)

                                                   Common stock
                                            ----------------------------       Additional   Deficit accumulated
                                              Number                             paid in    in the development
                                             of shares         Amount            capital           stage             Total
                                                 $                $                 $                $                 $
----------------------------------------------------------------------------------------------------------------------------
Issuance of common stock                    2,587,778               259            4,751                --            5,010
Loss for the period                                --                --               --            (6,320)          (6,320)
----------------------------------------------------------------------------------------------------------------------------
Balance, April 30, 1998                     2,587,778               259            4,751            (6,320)          (1,310)
Loss for the period                                --                --               --            (8,500)          (8,500)
----------------------------------------------------------------------------------------------------------------------------
Balance, April 30, 1999                     2,587,778               259            4,751           (14,820)          (9,810)
----------------------------------------------------------------------------------------------------------------------------

See accompanying notes

Paramount Services Corp.
(A development stage enterprise)

                            STATEMENTS OF CASH FLOWS

                                                                        (expressed in US dollars)


                                                                      Period from        Period from
                                                                     December 18,       December 18,
                                                                     1997 (date of      1997 (date of
                                                   Year ended      incorporation) to  incorporation) to
                                                    April 30,          April 30,          April 30,
                                                      1999               1998               1999
                                                        $                  $                  $
-------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Loss for the period                                   (8,500)           (6,320)           (14,820)
Changes in operating assets and liabilities:
   Accrued liabilities                                 3,500                --              3,500
------------------------------------------------------------------------------------------------------------------
Net cash used in operating activities                 (5,000)           (6,320)           (11,320)
------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Proceeds from capital contributions                       --             5,010              5,010
Due to related party                                   5,000             1,310              6,310
------------------------------------------------------------------------------------------------------------------
Net cash provided by financing activities              5,000             6,320             11,320
------------------------------------------------------------------------------------------------------------------

Net change in cash during the period,
   and cash, end of period                                 --                 --                  --
------------------------------------------------------------------------------------------------------------------

See accompanying notes

1. FORMATION AND BUSINESS OF THE COMPANY

Paramount Services Corp. (the "Company") was incorporated in Delaware on December 18, 1997 under the name of Internet International Communications Ltd. pursuant to the laws of Delaware.

Prior to the merger (as defined below), Paramount Services Corp. ("Paramount") and Internetcom, Inc. ("Internetcom"), a Colorado company, were companies under common control.

On January 8, 1998, Paramount and Internetcom merged through an exchange of shares.

The merger has been accounted for in a manner similar to a pooling of interests and accordingly the financial statements of the Company include the results of Paramount and Internetcom since their inception, which in the case of Paramount was December 18, 1997 and Internetcom was December 10, 1997. The share capital of the Company has been presented giving affect to the exchange of shares from incorporation.

The Company is a development stage company and has had no activity other than issuing shares and preparing an initial business plan. Its sole purpose at this time is to locate and consummate a merger or acquisition with an as yet unidentified private entity.


2. SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Income taxes

The Company uses the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between financial statement and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance in respect of amounts considered by management to be less likely than not of realization in future periods.

3. SHARE CAPITAL

Holders of the common stock are entitled to one vote per share and to share equally any dividends declared and distributions in liquidation.

On May 7, 1999, the Company consolidated its share capital by way of a reverse stock split on the basis of one new common share for each two old common shares. All outstanding shares in these financial statements have been retroactively adjusted to reflect this share consolidation.


4. RELATED PARTY TRANSACTIONS

Since incorporation, a company controlled by the director of the Company has provided administrative services and facilities to the Company for nil consideration and pays expenses on behalf of the Company. The amount due to this company is without interest or stated terms of repayment. It is anticipated the Company will continue to receive non interest bearing advances from this company to pay for future expenses as incurred.


5. YEAR 2000

The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the Year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect the Company's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the Company, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

                               Item 15(b) Exhibits
                               -------------------


INDEX TO EXHIBITS                                                                   PAGE
-----------------                                                                   ----
Exhibit 1         Underwriting Agreement                                             N/A

Exhibit 2         Plan of Acquisition, Reorganization, Arrangement,
                  Liquidation, Etc.                                                  N/A

Exhibit 3(i)      Articles of Incorporation
         (ii)     By-laws (as amended)

Exhibit 4         Instruments Defining the Rights of Security Holders                Above

Exhibit 5         Voting Trust Agreement                                             N/A

Exhibit 6         Material Contracts                                                 N/A

Exhibit 7         Letter on Accountant Change                                        N/A

Exhibit 8         Information on Subsidiaries                                        N/A

Exhibit 9         Power of Attorney                                                  N/A